SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

TerreStar Corporation
(Name of Subject Company (Issuer))
and
TerreStar Holdings Inc.
(Name of Additional Filing Person (Offeror))

Series A Cumulative Convertible Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
Series B Cumulative Convertible Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
Series C Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
Series D Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
Series E Junior Participating Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
Series A Preferred Stock of TerreStar Networks Inc., Par Value $0.01 Per Share
Series B Preferred Stock of TerreStar Networks Inc., Par Value $0.01 Per Share
 (Title of Class of Securities)

881451207 Series A Cumulative Convertible Preferred Stock of TerreStar Corporation
881451306 Series B Cumulative Convertible Preferred Stock of TerreStar Corporation
(CUSIP Number of Class of Securities)

Douglas Brandon
General Counsel and Secretary
12010 Sunset Hills Road
6th Floor
Reston, Virginia 20190
(703) 483- 7800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

COPIES TO:
Bruce Mendelsohn, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York 10036

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$419,812,000	$23,425.51

*   Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that all outstanding shares of the Series A Cumulative Convertible Preferred Stock of TerreStar Corporation, Series B Cumulative Convertible Preferred Stock of TerreStar Corporation, Series C Preferred Stock of TerreStar Corporation, Series D Preferred Stock of TerreStar Corporation, Series E Junior Participating Preferred Stock of TerreStar Corporation, Series A Preferred Stock of TerreStar Networks Inc., Series B Preferred Stock of TerreStar Networks Inc., each with par value $0.01 per share, are being exchanged per the exchange offer for the Series F Preferred Stock of TerreStar Holdings Inc. and the Series G Junior Preferred Stock of TerreStar Holdings Inc.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2009 issued by the Securities and Exchange Commission, equals $55.80 per million of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

 ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

TerreStar Corporation, a Delaware corporation (“TSC”) and TerreStar Networks Inc., a Delaware corporation and an indirect and majority-owned subsidiary of TSC (“TSN” and together with TSC, the “Issuers”) are offering to exchange (each, an “Exchange Offer” and collectively, the “Exchange Offers”) (i) all outstanding shares of Series A and B Cumulative Convertible Preferred Stock of TSC for up to 408,500 shares of Series F Preferred Stock of TerreStar Holdings Inc. (the “Offeror”) (“Sub Series F Preferred”), (ii) all outstanding Series C and D Preferred Stock of TSC and all outstanding shares of Series A and B Preferred Stock of TSN for up to 10,000 shares of Sub Series F Preferred, and (iii) all outstanding shares of Series E Junior Participating Preferred Stock of TSC for up to 1,200,000 shares of Series G Junior Preferred Stock of the Offeror.  In connection with the Exchange Offers, TSC is also soliciting (the “Solicitation”) consents to certain proposed amendments to the certificate of designations of the Series B Cumulative Convertible Preferred Stock of TSC, which governs the terms of the Series B Cumulative Convertible Preferred Stock of TSC.  This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offering Memorandum and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth under the heading “Summary” of the Offering Memorandum is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The names of the Issuers are TerreStar Corporation and TerreStar Networks Inc.  The name of the Offeror is TerreStar Holdings Inc.  The address of the principal executive offices of the Issuers and Offeror is: 12010 Sunset Hills Road, Reston, VA 20190. The telephone number of the principal executive offices of issuers is (703) 483-7800.

(b) Securities. Series A Cumulative Convertible Preferred Stock of TSC 90,000 shares issued and outstanding at June 30, 2009; Series B Cumulative Convertible Preferred Stock of TSC 318,500 shares issued and outstanding at June 30, 2009; Series C Preferred Stock of TSC 1 share issued and outstanding at June 30, 2009; Series D Preferred Stock of TSC 1 share issued and outstanding at June 30, 2009; Series E Junior Participating Preferred Stock of TSC 1,200,000 shares issued and outstanding at June 30, 2009; Series A Preferred Stock of TSN 1 share issued and outstanding at June 30, 2009; Series B Preferred Stock of TSN 1 share issued and outstanding at June 30, 2009.

(c) Trading Market and Price. There is no established trading market for the Securities.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Issuers and Offeror are the filing persons.  The information set forth in Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The following sections of the Offering Memorandum contain information regarding the material terms of the transaction and are incorporated herein by reference.

“Important Information;” “Summary;” “Capitalization;” “Risk Factors;” “The Exchange Offers and Solicitation;” “Description of Exchange Securities;” “Notice to Investors; Transfer Restrictions;” “Certain United States Federal Income Tax Consequences;” “Exhibit A;” “Exhibit B;” “Exhibit C;” and “Exhibit D.”

(b)  Purchases. Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements involving the subject company's securities. The information set forth in the Offering Memorandum in the sections entitled “Where You Can Find More Information,” “Incorporation of Documents by Reference” and in (d)(1)-(d)(8) of the Exhibit Index herein are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes; (b) Use of Securities Acquired; (c) and Plans. The information contained in the following sections of the Offering Memorandum regarding (i) the purposes of the transaction; (ii) the use of securities acquired in the transaction; and (iii) plans, is incorporated herein by reference:

“Summary;” “The Exchange Offers and Solicitation;” and “Description of Exchange Securities.”

Item 7. Source and Amount of Funds and Other Consideration.

(a)”Source of Funds” and (b) “Conditions” The information set forth in the Offering Memorandum in the sections entitled “Summary” and “Description of Exchange Securities” are incorporated herein by reference.

(d) “Borrowed Funds”  Not Applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership; Not Applicable.

(b) Securities Transactions; Not Applicable.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offering Memorandum in the last paragraph of the section entitled “Important Information” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in TSC’s audited financial statements for the fiscal years ended December 31, 2007 and 2008 are incorporated herein by reference to Part IV, Item 15 of TSC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The unaudited financial statements for TSC included in Part I, Item I of TSC’s Form 10-Q for the quarter ended June 30, 2009, are incorporated herein by reference.

(b) Pro Forma Information. The information set forth in the Offering Memorandum in the sections entitled “Summary” and “Capitalization” are incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements and Regulatory Requirements.  The information set forth in the Offering Memorandum in the section entitled “Summary-Conditions” is incorporated herein by reference.

Legal Proceedings.  Highland Crusader Offshore Partners, L.P.; Highland Equity Focus Fund, L.P.; Highland Capital Management, L.P.; and Highland Capital Management Services, Inc. v. Motient Corporation, No. 05-07996 (101st District Court, Dallas County, Texas) (the “Rescission Litigation”).  In this suit, filed in August of 2005, Highland Capital Management, L.P. (“Highland”) and certain of its funds seek damages allegedly incurred in their purchase of the Series A Cumulative Convertible Preferred Stock issued by TSC in April 2005.  Plaintiffs apparently claim that the issuance of the Series A Cumulative Convertible Preferred Stock of TSC was void, and also that they were induced to purchase the Series A Cumulative Convertible Preferred Stock of TSC by reason of various supposed misrepresentations and omissions.  Specifically, Highland alleges, among other things, that TSC breached the Texas Securities Act, committed statutory fraud, committed common-law fraud, provided information negligently, and breached its contract and warranties with Highland.  They seek to rescind their purchase of the Series A Cumulative Convertible Preferred Stock of TSC and receive a return of the $90 million consideration paid.  They also seek as-yet-unspecified damages.

On November 30, 2007, the 101st District Court in Dallas County, Texas, granted TSC’s motion for summary judgment and thereby dismissed all of Plaintiffs’ claims against TSC.  Plaintiffs have since appealed that order to the Dallas Court of Appeals, which on March 6, 2009, reversed the summary judgment and remanded most of the claims to the District Court for trial.  TSC filed a petition for review with the Supreme Court of Texas, which, after requesting a reply from the Plaintiffs, denied the petition on September 25, 2009.  TSC intends to vigorously defend this litigation.

Motient Corporation v. James D. Dondero, No. 05-10742 (101st District Court, Dallas County, Texas).  In this suit, TSC asserts that Mr. Dondero has violated fiduciary duties owed to TSC by virtue of his service as a member of the Board of Directors.  Mr. Dondero did not file a counterclaim.  Although the 101st District Court of Dallas County, Texas, granted Dondero’s motion for summary judgment on April 18, 2007, the Texas Court of Appeals reversed that trial court’s judgment on August 20, 2008, and remanded it to the District Court, where it has been set for trial in May 2010.  Dondero has not filed a counterclaim or other pleading seeking damages from TSC.  Accordingly, at this time, this action does not appear to present any likelihood of a material loss.

Highland Crusader Offshore Partners, L.P., et al. v. TerreStar Corporation, No. 600320/08 (Supreme Court (Commercial Division), New York County, New York).  In February 2008, Highland filed a lawsuit, seeking unspecified damages and injunctive relief based on the TSC’s purported breach of contract.  Specifically, Highland alleged that TSC failed, as required under the Certificate of Designations for the Series A Cumulative Convertible Preferred Stock of TSC, to issue a certain written notice after TSC issued certain securities that Highland asserted were on parity with or senior to the Series A Cumulative Convertible Preferred Stock of TSC.  The Commercial Division of the New York Supreme Court dismissed the lawsuit on October 14, 2008, on grounds including the res judicata effect of the dismissal of the Rescission Litigation described in Paragraph 1 above, but thereafter reinstated the case after the Texas summary judgment was set aside.  However, the Commercial Division has now stayed this action pending the outcome of the Rescission Litigation.  TSC intends to vigorously defend this litigation should the stay be lifted.

Highland Crusader Offshore Partners, L.P. et al. v. TerreStar Corporation, No. 4265-VCN (Chancery Court, New Castle County, Delaware).  On December 31, 2008, Highland filed a lawsuit seeking unspecified damages and injunctive relief based on TSC’s purported breach of contract.  Specifically, Highland alleges that TSC failed to provide a certain written notice after TSC, in 2008, allegedly underwent a “change in control,” as that term is defined in the Certificate of Designations for the Series A Cumulative Convertible Preferred Stock of TSC.  TSC has answered the Complaint and is engaged in discovery.  TSC intends to vigorously defend this litigation.

(b) Other Material Information. The information set forth in the Offering Memorandum, the accompanying Letter of Transmittal and in a(1)-a(6) of the Exhibit Index herein are incorporated herein by reference.

Item 12. Exhibits.

The Exhibit Index attached hereto is incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TERRESTAR CORPORATION
TERRESTAR NETWORKS INC.

By: /s/ Douglas Brandon

Name: Douglas Brandon

Title: General Counsel and Secretary

Dated: October 9, 2009

EXHIBIT INDEX

(a)(1)	Offering Memorandum, dated October 9, 2009*

(a)(2)	Letter of Transmittal*

(a)(3)	Notice of Guaranteed Delivery*

(a)(4)	Notice to Preferred Stockholders*

(a)(5)	Notice to Broker-Dealers*

(b)	Not Applicable

(c)	Not Applicable

(d)(1)	Certificate of Designations of the Series A Cumulative Convertible Preferred Stock of TerreStar Corporation, incorporated herein by reference from Exhibit 3.2 to Form 8-K filed August 3, 2005

(d)(2)	Certificate of Designations of the Series B Cumulative Convertible Preferred Stock of TerreStar Corporation, incorporated herein by reference from Exhibit 3.1 to Form 8-K filed October 31, 2005

(d)(3)
Certificate of Designations of the Series E Junior Participating Preferred Stock, Series C Preferred Stock and Series D Preferred Stock of TerreStar Corporation, incorporated herein by reference from Exhibit 3.8 to Form 8-K filed August 11, 2008

(d)(4)	Certificate of Designations of the Series A Preferred Stock and Series B Preferred Stock of TerreStar Networks Inc.*

(d)(5)	Certificate of Designations of the Series F Preferred Stock of TerreStar Holdings Inc. (included as Exhibit A to Exhibit (a)(1) filed herewith)

(d)(6)	Certificate of Designations of the Series G Junior Preferred Stock of TerreStar Holdings Inc. (included as Exhibit B to Exhibit (a)(1) filed herewith)

(d)(7)	Amended and Restated Certificate of Designations of the Series B Cumulative Convertible Preferred Stock of TerreStar Corporation (included as Exhibit C to Exhibit (a)(1) filed herewith)

(d)(8)	Amended and Restated Certificate of Designations of the Series E Junior Participating Preferred Stock of TerreStar Corporation (included as Exhibit D to Exhibit (a)(1) filed herewith)

(g)(h)	Not Applicable.
*Filed herewith